

February 4, 2011

Mark Klok
Chief Executive Officer
Fuelstream, Inc.
10757 South River Front Parkway, Suite 125
South Jordan, UT 84095

> **Re: Fuelstream, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed May 13, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 333-14477**

Dear Mr. Klok:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief